RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit 99.D to Uruguay’s annual report on Form 18-K, for the fiscal year ended December 31, 2016 (the “2016 Annual Report”). References in this Exhibit 1 to Amendment No. 1 to the 2016 Annual Report (the “Amendment”) to headings and defined terms not contained herein shall be to the corresponding headings in Exhibit 99.D to the 2016 Annual Report.

Employment, Labor and Wages

Employment

Estimates of the National Statistics Institute indicate that the average nationwide unemployment rate stood at 9.0% in March 2017, compared to 8.0% in March 2016, while the average nationwide employment rate decreased to 58.0% in March 2017, compared to 59.4% in March 2016.

Wages

For the 12-month period ended April 30, 2017, average real wages increased by 1.9% compared to 0.9% for the 12-month period ended April 30, 2016. During this period, both public and private sector average real wages increased by 1.9%.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended April 30, 2017 totaled US$7.2 billion, compared to US$7.1 billion for the same period in 2016. Merchandise imports totaled US$8.0 billion for the 12-month period ended April 30, 2017, compared to US$8.7 billion for the 12-month period ended April 30, 2016.

Merchandise trade for the 12-month period ended April 30, 2017 recorded a deficit of US$0.9 billion, compared to a deficit of US$1.6 billion for the 12-month period ended April 30, 2016.

BALANCE OF PAYMENTS

International Reserves

As of May 31, 2017, the international reserve assets of Banco Central totaled US$13.0 billion, including US$5.8 billion in reserves and voluntary deposits of the Uruguayan banking system.

MONETARY POLICY AND INFLATION

Monetary Policy

Aggregate M1’ interannual growth in the first quarter of 2017 stood at 10%, above the target range set by Banco Central of 3% - 5% growth for this period due to higher than expected level of activity in the economy and portfolio rebalance towards Uruguayan Pesos Banco Central has set the target increase range for the M1’ monetary aggregates for the second quarter of 2017 at 9% - 11%.

Inflation

The following table shows changes in consumer prices (CPI) and wholesale prices (WPI) for the periods indicated.

	Percentage Change from Previous Year at Period End
	Consumer Prices	Wholesale Prices
For the 12 months ended May 31, 2017	5.58%	(1.95)%

Source: National Institute of Statistics.

The 12-month rolling consumer price inflation rate reached 5.58% in May 2017. For the 12-month period ended May 31, 2017 wholesale prices showed a decrease of 1.95%.

The weighted average annual interest rate for 91- to 180-day term deposits in U.S. dollars in the banking system was 0.2% and 0.3% in April 2017 and April 2016, respectively. The weighted average annual interest rate for 91- to 180-day term deposits in pesos in the banking system was 5.9% and 7.5% in April 2017 and April 2016, respectively.

Foreign Exchange

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates (1)
(pesos per US$)

	High	Low	Average	Period-End
For the 12 months ended May 31, 2017	31.250	27.809	28.821	28.278

(1)        Daily interbank end-of-day bid rates.

Source: Banco Central.

Since January 1, 2016 and as of May 31, 2017, the average peso/U.S. dollar exchange rate was Ps. 29.592 per US$1.00, the highest exchange rate was Ps. 32.530 per US$1.00, the lowest exchange rate was Ps. 27.809 per US$1.00 and the appreciation of the peso compared to the highest exchange rate represented 13.07%.

PUBLIC SECTOR FINANCES

In the 12-month period ended April 2017, Uruguay’s public sector deficit represented approximately 3.4% of GDP, compared to a deficit of 3.7% of GDP for the 12-month period ended April 2016.

PUBLIC SECTOR DEBT

Domestic Debt

Since December 31, 2016 and as of May 31, 2017, the central government issued nominal pesos and linked to the CPI treasury notes for an aggregate principal amount equivalent to US$228 million.

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